02041601

P.E 6.3.02

RECD S.E.C.
JUN 2 1 2002
1086

946770

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

DEUTSCHE TELEKOM AG

PROCESSED
JUL 0 1 2002
THOMSON FINANCIAL P

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

CRG1t

TABLE OF CONTENTS

Satzung
der Deutsche Telekom AG

I. Allgemeine Bestimmungen

§ 1
Firma, Sitz und Geschäftsjahr

(1) Die Aktiengesellschaft - nachstehend "Gesellschaft" genannt - führt die Firma Deutsche Telekom AG.

(2) Sie hat ihren Sitz in Bonn.

(3) Geschäftsjahr ist das Kalenderjahr.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Betätigung im gesamten Bereich der Telekommunikation, Informationstechnologie, Multimedia, Information und Unterhaltung sowie Sicherheitsdienstleistungen und mit diesen Bereichen in Zusammenhang stehender Beratungs- und Serviceleistungen und in verwandten Bereichen im In- und Ausland.

(2) Die Gesellschaft ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens nach Absatz 1 zu dienen. Sie kann auch andere Unternehmen gleicher oder verwandter Art im In- und Ausland gründen, erwerben und sich an ihnen beteiligen sowie solche Unternehmen leiten oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern.

§ 3
Beauftragung der Bundesanstalt für Post und Telekommunikation Deutsche Bundespost

Die Gesellschaft lässt Angelegenheiten im Sinne des § 3 Abs. 2 des Bundesanstalt Post-Gesetzes durch die Bundesanstalt für Post und Telekommunikation Deutsche Bundespost wahrnehmen. Sie schließt zu diesem Zweck entgeltliche Geschäftsbesorgungsverträge mit der Bundesanstalt.

§ 4
Bekanntmachungen

Die Bekanntmachungen der Gesellschaft werden im Bundesanzeiger veröffentlicht.

II. Grundkapital und Aktien

§ 5
Höhe und Einteilung des Grundkapitals

(1) Das Grundkapital der Gesellschaft beträgt € 10.746.246.208 (in Worten: zehn Milliarden siebenhundertsechsundvierzig Millionen zweihundert-sechsundvierzig Tausend zweihundertundacht €). Es ist eingeteilt in 4.197.752.425 (in Worten: vier Milliarden einhundertsiebenundneunzig Millionen siebenhundertzweiundfünfzig Tausend vierhundertfünfundzwanzig) Stückaktien.

(2) Der Vorstand ist ermächtigt, das Grundkapital in der Zeit bis zum 25. Mai 2005 mit Zustimmung des Aufsichtsrats um bis zu nominal 3.865.093.163,52 durch Ausgabe von bis zu 1.509.802.017 auf den Namen lautende Stückaktien gegen Sacheinlagen zu erhöhen. Die Ermächtigung kann in Teilbeträgen ausgenutzt werden. Das Bezugsrecht der Aktionäre ist ausgeschlossen. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen (Genehmigtes Kapital 2000).

(3) Das Grundkapital ist um bis zu € 500.000.000, eingeteilt in bis zu 195.312.500 Aktien, bedingt erhöht (bedingtes Kapital I). Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie

a) Die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen, die den von der Deutschen Telekom AG oder deren un-mittelbaren oder mittelbaren Mehrheitsbeteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 29. Mai 2001 bis zum 28. Mai 2006 auszugebenden Wandel- oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder

b) die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Deutschen Telekom AG oder deren unmittelbaren oder mittelbaren Mehrheitsbeteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der Hauptversammlung vom 29. Mai 2001 bis zum 28. Mai 2006 auszugebenden Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.

(4) Das Grundkapital ist um bis zu € 307.200.000, eingeteilt in bis zu 120.000.000 neue auf den Namen lautende Stückaktien, bedingt erhöht (bedingtes Kapital II). Die bedingte Kapitalerhöhung dient ausschließlich der Gewährung von Bezugsrechten auf Aktien an Mitglieder des Vorstands der Gesellschaft, an Führungskräfte der Ebenen unterhalb des Vorstands der Gesellschaft sowie an weitere Führungskräfte, Leiter und Spezialisten der Gesellschaft und an Vorstände, Mitglieder der Geschäftsführung und weitere Führungskräfte, Leiter und Spezialisten von nachgeordneten Konzernunter-nehmen im In- und Ausland aufgrund des Ermächtigungsbeschlusses für einen Aktienoptionsplan 2001 der Hauptversammlung vom 29. Mai 2001. Sie wird nur insoweit durchgeführt, wie die Inhaber der Bezugsrechte von ihren Bezugs-rechten Gebrauch machen. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem die Ausgabe erfolgt, am Gewinn teil. Werden neue Aktien nach Ablauf eines Geschäftsjahres, aber vor der ordentlichen Hauptversammlung der Gesellschaft ausgegeben, die über die Verwendung des Bilanzgewinns für das abgelaufene Geschäftsjahr beschließt, so nehmen die neuen Aktien vom Beginn des abgelaufenen Geschäftsjahres an am Gewinn teil.

(5) Das Grundkapital ist um bis zu € 2.621.237,76 eingeteilt in bis zu 1.023.921 Aktien, bedingt erhöht (bedingtes Kapital III). Die bedingte Kapitalerhöhung dient ausschließlich der Gewährung von Bezugsrechten an Vorstands-mitglieder und Führungskräfte der Gesellschaft sowie an Vorstandsmitglieder, Mitglieder der Geschäftsführung und weitere Führungskräfte nachgeordneter verbundener Unternehmen auf Grund eines Aktienoptionsplans nach Maßgabe des Beschlusses der Hauptversammlung vom 25. Mai 2000. Sie wird nur insoweit durchgeführt, wie von diesen Bezugsrechten Gebrauch gemacht wird. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem die Ausgabe erfolgt, am Gewinn teil. Werden neue Aktien nach Ablauf eines Geschäftsjahres, aber vor der ordentlichen Hauptversammlung der Gesell-schaft ausgegeben, die über die Verwendung eine Bilanzgewinns für das abgelaufene Geschäftsjahr beschließt, so nehmen die neuen Aktien vom Beginn des abgelaufenen Geschäftsjahres an am Gewinn teil.

(6) Die Aktien lauten auf den Namen.

(7) Trifft bei einer Kapitalerhöhung der Erhöhungsbeschluss keine Bestimmung darüber, ob die neuen Aktien auf den Inhaber oder auf den Namen lauten sollen, so lauten sie auf den Namen.

(8) Die Form der Aktienurkunden und der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand. Ein Anspruch der Aktionäre auf Verbriefung ihrer Aktien und Gewinnanteile ist ausgeschlossen, soweit nicht eine Verbriefung nach den Regeln einer Börse erforderlich ist, an der die Aktie zugelassen ist. Die Gesellschaft ist berechtigt, Aktienurkunden auszustellen, die einzelne Aktien (Einzelaktien) oder mehrere Aktien (Sammelurkunden) verkörpern.

(9) Bei einer Kapitalerhöhung kann die Gewinnbeteiligung neuer Aktien abweichend von § 60 des Aktiengesetzes bestimmt werden.

III. Vorstand

§ 6
Zusammensetzung und Geschäftsordnung

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Im übrigen bestimmt der Aufsichtsrat die Zahl der Mitglieder des Vorstands.

(2) Die Mitglieder des Vorstands sollen hervorragende Kenner des Telekommunikationswesens, der Wirtschaft oder der Unternehmensführung sein.

(3) Der Aufsichtsrat kann einen Vorsitzenden des Vorstands sowie einen stellvertretenden Vorsitzenden des Vorstands ernennen. Es können stellvertretende Vorstandsmitglieder bestellt werden.

(4) Der Vorstand gibt sich durch einstimmigen Beschluss aller Vorstandsmitglieder eine Geschäftsordnung, die der Zustimmung des Aufsichtsrats bedarf.

§ 7
Vertretung der Gesellschaft

Die Gesellschaft wird gesetzlich vertreten durch zwei Mitglieder des Vorstands oder durch ein Mitglied des Vorstands in Gemeinschaft mit einem Prokuristen. Stellvertretende Vorstandsmitglieder stehen hinsichtlich der Vertretungsmacht ordentlichen Vorstandsmitgliedern gleich.

§ 8
Geschäftsführung

Der Vorstand führt die Geschäfte unter Beachtung der Geschäftsordnung und des vom Aufsichtsrat gebilligten Geschäftsverteilungsplans.

IV. Aufsichtsrat

§ 9
Zusammensetzung, Amtsdauer, Amtsniederlegung

(1) Der Aufsichtsrat besteht aus zwanzig Mitgliedern, und zwar zehn Aufsichtsratsmitgliedern der Aktionäre und zehn Aufsichtsratsmitgliedern der Arbeitnehmer. Die Aufsichtsratsmitglieder der Aktionäre werden von der Hauptversammlung, die Auf-

sichtsratsmitglieder der Arbeitnehmer werden nach den Vorschriften des Mitbestimmungsgesetzes gewählt.

(2) Die Wahl der Aufsichtsratsmitglieder erfolgt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung des Aufsichtsrats für das vierte Geschäftsjahr nach Beginn der Amtszeit beschließt. Das Geschäftsjahr, in dem die Amtszeit beginnt, wird nicht mitgerechnet. Die Hauptversammlung kann für Mitglieder der Aktionäre bei der Wahl eine kürzere Amtszeit bestimmen. Die Wahl eines Nachfolgers eines vor Ablauf seiner Amtszeit ausgeschiedenen Mitglieds der Aktionäre erfolgt, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt, für den Rest der Amtszeit des ausgeschiedenen Mitglieds.

(3) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das Mitglied des Aufsichtsrats wird, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger gewählt ist. Das Amt eines in den Aufsichtsrat nachgerückten Ersatzmitglieds der Aktionäre erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(4) Die Mitglieder und die Ersatzmitglieder des Aufsichtsrats können ihr Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von vier Wochen niederlegen.

§ 10
Vorsitzender und Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 des Mitbestimmungsgesetzes aus seiner Mitte einen Vorsitzenden und einen Stellvertreter für die in § 9 Abs. 2 dieser Satzung bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Aktionäre gewählt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung. Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, so hat der Aufsichtsrat eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

(2) Unmittelbar nach der Wahl des Vorsitzenden und seines Vertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 des Mitbestimmungsgesetzes bezeichneten Aufgaben einen Ausschuss, dem der Vorsitzende, sein Stellvertreter sowie je ein von den Mitgliedern der Arbeitnehmer und von den Mitgliedern der Aktionäre mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören.

§ 11
Geschäftsordnung

Im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung gibt sich der Aufsichtsrat eine Geschäftsordnung. Die Geschäftsordnung des Aufsichtsrats hat zu bestimmen, dass bestimmte Arten von Geschäften, insbesondere

- solche, die die Vermögens-, Finanz- oder Ertragslage der Gesellschaft oder die Risikoexposition der Gesellschaft grundlegend verändern, und
- Gründung, Auflösung, Erwerb oder Veräußerung von Unternehmensbeteiligungen ab einer vom Aufsichtsrat in der Geschäftsordnung festzulegenden Grenze,

nur mit seiner Zustimmung vorgenommen werden dürfen. Der Aufsichtsrat kann widerruflich die Zustimmung zu einem bestimmten Kreis von Geschäften allgemein oder für den Fall, dass das einzelne Geschäft bestimmten Bestimmungen genügt, im voraus erteilen.

§ 12
Schweigepflicht

Die Mitglieder des Aufsichtsrats haben - auch nach dem Ausscheiden aus dem Amt - über vertrauliche Angaben und Geheimnisse der Gesellschaft, namentlich Betriebs- und Geschäftsgeheimnisse, die ihnen durch ihre Tätigkeit im Aufsichtsrat bekannt werden, Stillschweigen zu bewahren.

§ 13
Vergütung

(1) Die Mitglieder des Aufsichtsrats erhalten neben dem Ersatz ihrer Auslagen eine nach Ablauf des Geschäftsjahres zahlbare jährliche Vergütung in Höhe von € 25.000.

(2) Der Vorsitzende erhält das Doppelte, ein stellvertretender Vorsitzender das Eineinhalbfache dieser Beträge.

Aufsichtsratsmitglieder, die nicht während des ganzen Geschäftsjahres im Amt waren, erhalten für jeden angefangenen Monat ihrer Tätigkeit ein Zwölftel der Vergütung. Die Mitglieder des Aufsichtsrats erhalten für jede Sitzung des Aufsichtsrats und seiner Ausschüsse, an der sie teilgenommen haben, ein Sitzungsgeld von € 200.

(3) Die auf die Vergütung und Auslagen zu zahlende Umsatzsteuer wird von der Gesellschaft erstattet.

(4) Die Absätze 1 bis 3 gelten erstmals für das Geschäftsjahr 1999.

V. Hauptversammlung

§ 14
Ort und Einberufung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, an einem deutschen Börsenplatz oder in einer deutschen Großstadt mit mehr als 500.000 Einwohnern statt.

(2) Die Einberufung muss mindestens einen Monat vor dem Tag, bis zu dessen Ablauf die Aktionäre sich anmelden müssen (§ 16 Abs. 1), im Bundesanzeiger bekannt gemacht werden; dabei werden der Tag der Bekanntmachung und der letzte Tag, an dem sich die Aktionäre zu der Hauptversammlung anmelden müssen, nicht mitgerechnet.

§ 15

–

§ 16
Teilnahmerecht und Stimmrecht

(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimm-rechts in der Hauptversammlung sind diejenigen Aktionäre berechtigt, die sich rechtzeitig schriftlich, per Telefax oder, wenn der Vorstand dies beschließt, auf einem von der Gesellschaft näher zu bestimmenden elektronischen Weg beim Vorstand am Sitz der Gesellschaft angemeldet haben und bei Eingang ihrer Anmeldung im Aktienregister eingetragen sind. Zwischen dem Zugang der Anmeldung und dem Tag der Hauptversammlung müssen mindestens sechs Tage frei bleiben. Der Vorstand kann eine kürzere Frist bestimmen.

(2) Das Stimmrecht kann durch einen Bevollmächtigten ausgeübt werden. Wenn weder ein Kreditinstitut noch eine Aktionärsvereinigung bevollmächtigt werden, ist die Vollmacht schriftlich oder auf einem von der Gesellschaft näher zu bestimmenden elektronischen Weg zu erteilen.

§ 17
Vorsitz in der Hauptversammlung

(1) Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats oder im Fall seiner Verhinderung ein anderes vom Aufsichtsrat zu bestimmendes Aufsichtsratsmitglied der Aktionäre.

(2) Der Vorsitzende leitet die Versammlung. Er bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen.

§ 18
Beschlussfassung

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Die Beschlüsse werden, soweit nicht zwingende gesetzliche Vorschriften entgegenstehen, mit einfacher Mehrheit der abgegebenen Stimmen und, soweit das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst.

VI. Jahresabschluss und Gewinnverwendung

§ 19
Jahresabschluss und ordentliche Hauptversammlung

(1) Der Vorstand hat in den ersten drei Monaten des Geschäftsjahres den Jahresabschluss und den Lagebericht für das vergangene Jahr unverzüglich nach ihrer Aufstellung dem Aufsichtsrat vorzulegen. Zugleich hat der Vorstand den Vorschlag für die Verwendung des Bilanzgewinns dem Aufsichtsrat vorzulegen.

(2) Nach Eingang des Berichts des Aufsichtsrats hat der Vorstand unverzüglich die ordentliche Hauptversammlung einzuberufen, die innerhalb der ersten acht Monate eines jeden Geschäftsjahres stattzufinden hat. Sie beschließt über die Entlastung des Vorstands und des Aufsichtsrats, über die Wahl des Abschlussprüfers und der die Verwendung des Bilanzgewinns.

(3) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Rücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen nach der Einstellung die Hälfte des Grundkapitals übersteigen würden.

(4) Der Bilanzgewinn wird an die Aktionäre verteilt, soweit die Hauptversammlung nicht eine andere Verwendung beschließt.

VII. Geschäftsaufnahme

§ 20
Geschäftsaufnahme

Die Geschäfte der Deutsche Telekom AG werden am 1. Januar 1995 aufgenommen. Ab diesem Zeitpunkt gelten die Handlungen der Deutschen Bundespost TELEKOM als für Rechnung der Deutsche Telekom AG vorgenommen.

VIII . Schlussbestimmungen

§ 21
Ermächtigung zur Änderung der Satzungsfassung

Der Aufsichtsrat ist ermächtigt, Änderungen der Satzung zu beschließen, die nur die Fassung der Satzung betreffen. Er kann außerdem die Satzung ohne Beschluss der Hauptversammlung an neue gesetzliche Vorschriften anpassen, die für die Gesellschaft verbindlich werden.

Articles of Incorporation of Deutsche Telekom AG

I. General Provisions

§1
Firm, Headquarters and Financial Year

(1) The stock corporation - hereinafter referred to as the "Corporation" - shall be designated Deutsche Telekom AG.

(2) Its headquarters shall be in Bonn.

(3) Financial year shall be the calendar year.

§2
Object

(1) Object of the enterprise is activity in all areas of telecommunications, information technology, multimedia, information and entertainment, as well as security services and any services connected to these areas, and also in related areas in Germany and abroad.

(2) The Corporation shall be entitled to enter into all other transactions and take all other measures deemed appropriate to serve the object of the enterprise pursuant to subpara. (1). It may also set up, acquire and participate in other undertakings of the same or similar kind in Germany and abroad, as well as run such undertakings or confine itself to the administration of its participation. It may spin off its operations wholly or partly to affiliated undertakings.

§3
Commissioning the Deutsche Bundespost Federal Posts and Telecommunications Agency

The Corporation shall arrange for matters within the meaning of §3(2) of the Federal Posts and Telecommunications Agency Act to be carried out by the Deutsche Bundespost Federal Posts and Telecommunications Agency. For this purpose it shall enter into non-gratuitous business management contracts with the Federal Agency.

§4
Announcements

Announcements of the Corporation shall be published in the Federal Gazette.

II. Share Capital and Shares

§5
Amount and Breakdown of Share Capital

(1) The share capital (capital stock) of the Corporation shall amount to € 10,746,246,208 (in words: ten billion, seven hundred forty-six million, two hundred forty-six thousand, two hundred and eight). It is divided into 4,197,752,425 (in words: four billion one hundred ninety-seven million, seven hundred fifty-two thousand, four hundred twenty-five) individual no par value shares.

(2) The Board of Management shall be authorized to increase the share capital with the approval of the Supervisory Board by up to a nominal € 3,865,093,163.52 by issuing up to 1,509,802,017 ordinary registered shares for non-cash contributions in the period up to May 25, 2005. The authorization may be used for partial amounts. The subscription rights of shareholders shall be precluded. The Board of Management shall be authorized, subject to the approval of the Supervisory Board, to determine the further content of share rights and the conditions under which shares are issued. (Approved capital 2000).

(3) The share capital shall be conditionally increased by up to € 500,000,000, divided into up to 195,312,500 shares (Contingent Capital I). The contingent capital increase shall be implemented only to the extent that

a) the holders or creditors of conversion rights or warrants attached to the convertible bonds or bonds with warrants issued by May 28, 2006 by Deutsche Telekom AG or a company in which it has a direct or indirect majority holding on the basis of the authorization granted by resolution of the Shareholders' Meeting of May 29, 2001, exercise their conversion or option rights or

b) holders or creditors obligated to convert the convertible bonds issued by May 28, 2006, by Deutsche Telekom AG or companies in which it has a direct or indirect majority holding pursuant to the authorization granted by resolution of the Shareholders' Meeting of May 29, 2001, fulfill their conversion obligation. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued as the result of the exercise of any conversion or option rights being exercised or the fulfillment of any conversion obligations.

(4) The share capital is conditionally increased by up to € 307,200,000, divided into up to 120,000,000 new individual no par value registered shares (contingent capital II). The contingent capital increase is exclusively for the purpose of granting subscription rights to members of the Board of Management of the Corporation, executives at levels below the Board of Management of the Corporation and other executives, managers and specialists of the Corporation and to Board of Management members, managing board members and other executives of second- and lower-tier domestic and foreign Group companies on the basis of a 2001 Stock Option Plan as provided for in the resolution of the Shareholders' Meeting of May 29, 2001. It shall be implemented only to such extent as subscription right holders make

use of their subscription rights. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation's Shareholders' Meeting that resolves regarding the appropriation of net income for the financial year ended, the new shares shall participate in the profits starting at the beginning of the financial year ended.

(5) The share capital is conditionally increased by up to € 2,621,237.76, divided into up to 1,023,921 shares (contingent capital III). The contingent capital increase serves exclusively to grant subscription rights to members of the Board of Management and executives of the Corporation, as well as Board of Management members, managing board members and other executives of second- and lower-tier affiliated companies on the basis of a Stock Option Plan as provided for in the resolution of the Shareholders' Meeting of May 25, 2000. It shall be implemented only to such extent as use is made of those subscription rights. The new shares shall participate in profits starting at the beginning of the financial year in which they are issued. If new shares are issued after the end of a financial year but before the Corporation's regular Shareholders' Meeting that resolves regarding the appropriation of net income for the financial year ended, the new shares shall participate in the profits starting at the beginning of the financial year ended.

(6) The shares shall be registered shares.

(7) Where a resolution on capital increase does not stipulate whether the new shares be bearer or registered shares, they shall be registered shares.

(8) The Board of Management shall stipulate the form of share certificates and the profit sharing and renewal certificates. A right of shareholders to certification of their shares and profit shares is precluded unless certification is necessary according to the rules of a stock exchange where the stock is listed. The Corporation shall be entitled to issue stock certificates embodying individual shares or several shares (global certificates).

(9) In any capital increase, the distribution of profits in relation to new shares may be determined in derogation of §60 of the Stock Corporation Law.

III. Management Board

§6
Composition and Rules of Procedure

(1) The Board of Management shall consist of two members at least. For the rest the Supervisory Board shall determine the number of Board of Management members.

(2) Board of Management members shall be outstanding experts on telecommunications, the economy or business management.

(3) The Supervisory Board may appoint a Chairman as well as a Deputy Chairman of the Board of Management. Deputy members of the Board of Management may be appointed.

(4) The Board of Management shall adopt by unanimous decision of all its members its Rules of Procedure which shall require the consent of the Supervisory Board.

§7
Outside Representation

The Corporation shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with a *Prokurist**. Deputy members of the Board of Management shall have the same rights as ordinary members of the Board of Management with regard to the power of representation.

§8
Business Management

The Board of Management shall manage its business in accordance with the Rules of Procedure and the Schedule of Responsibilities approved by the Supervisory Board.

IV. Supervisory Board

§9
**Composition,
Tenure of Office, Retirement from Office**

(1) The Supervisory Board shall consist of twenty members, specifically ten members from the shareholders and ten members from the employees. The Supervisory Board members from the shareholders shall be elected by the shareholders' meeting and the Supervisory Board members from the employees shall be elected in accordance with the provisions of the Codetermination Act.

(2) Supervisory Board members shall be elected for the period until termination of the shareholders' meeting ruling on discharge of the Supervisory Board for the fourth financial year following commencement of tenure of office. The financial year in which tenure of office commences shall not be counted. The shareholders' meeting may determine, with regard to the shareholder members, shorter tenure of office at the time of their election. Election of a successor to a shareholder member who has

* A "*Prokurist*" is a holder of a general commercial power of attorney called "*Prokura*", §48 Commercial Code.

resigned prior to expiry of his/her tenure of office shall be made, unless the successor's tenure of office is otherwise determined by the shareholders' meeting, for the remainder of the retired member's tenure of office.

(3) With the election of a Supervisory Board Member a substitute member who will become a member of the Supervisory Board may be elected at the same time if the Supervisory Board member resigns prior to expiry of his/her tenure of office without a successor having been elected. The office of a substitute who has advanced to the Supervisory Board shall cease to exist as soon as a successor to the retired Supervisory Board member has been elected, at the latest upon expiry of the tenure of office of the retired Supervisory Board member.

(4) Members and substitute members of the Supervisory Board may resign their office by written notice to the Chairman of the Supervisory Board or to the Board of Management, giving the specified notice of four weeks.

§10
Chairman and Deputy Chairman

(1) The Supervisory Board shall elect from its members in accordance with §27(1) and (2) of the Codetermination Act a Chairman and a Deputy Chairman for the tenure of office as laid down in §9(2) of these Articles of Incorporation. Election shall take place at the close of the shareholders' meeting in which the Supervisory Board members from the shareholders, to be elected by the shareholders' meeting, are appointed, in a meeting which has not been specially convened. If the Chairman or the Deputy Chairman resigns prior to expiry of his tenure of office, the Supervisory Board shall hold a fresh election to cover the remainder of the retired person's tenure of office.

(2) Immediately following election of the Chairman and the Deputy Chairman the Supervisory Board shall establish, for the purpose of discharging the function set out in §31(3) of the Codetermination Act, a committee composed of the Chairman, the Deputy Chairman and one member elected by the employee members and one member elected by the shareholder members by a majority of votes cast.

§11
Rules of Procedure

The Supervisory Board shall adopt its Rules of Procedure within the limits of mandatory legal provisions and the provisions of these Articles of Incorporation. These Rules of Procedure of the Supervisory Board shall stipulate that certain kinds of transaction, in particular

- those which fundamentally change the net worth, financial position and results of the Company or the Company's risk exposure, and
- those that establish, dissolve, acquire or sell equity interests in enterprises above a limit to be determined by the Supervisory Board in the Rules of Procedure,

can only be carried out with the consent of the Supervisory Board. The Supervisory Board can revocably grant consent for a particular group of transactions in general or where an individual transaction satisfies certain provisions.

§12
Pledge of Secrecy

Supervisory Board members shall - even after retirement from office - observe secrecy with regard to confidential data and secrets of the Corporation, specifically trade and operating secrets to which they have gained access through serving on the Supervisory Board.

§13
Remuneration

(1) The members of the Supervisory Board shall receive remuneration amounting to € 25,000 annually payable at the end of the financial year in addition to reimbursement of their expenses.

(2) The Chairman of the Supervisory Board shall receive twice this amount, and a Deputy Chairman one and a half times this amount.

Members of the Supervisory Board who were not in office during the entire financial year shall receive one twelfth of the remuneration for each month or part thereof that they hold a seat. Members of the Supervisory Board shall receive an attendance fee amounting to € 200 for each meeting of the Supervisory Board or its committees that they have attended.

(3) The Corporation shall reimburse value-added tax paid on the remuneration and expenses.

(4) Subparagraphs 1 - 3 shall apply for the first time for the 1999 financial year.

V. Shareholders' Meeting

§14
Venue and Convocation

(1) The shareholders' meeting shall take place at the headquarters of the Corporation, or at the location of a German stock exchange or in a German city with over 500,000 inhabitants.

(2) Convocation shall be published in the Federal Gazette at least one month prior to the date by which shareholders have to register for the shareholders' meeting

(§16 (1)); the day of publication and the last date by which shareholders have to register for the shareholders' meeting shall not be counted.

§15*

§16
Right to Participate and Voting Right

(1) Eligible to participate in and to exercise their voting rights at the shareholders' meeting shall be those shareholders who have registered for the shareholders' meeting on time with the Board of Management at the headquarters of the Corporation in writing, by fax or, if the Board of Management so decides, by electronic means to be stipulated by the Corporation, and who are included in the share register when their registration for the shareholders' meeting is received. There must be at least six days between receipt of the registration and the date of the shareholders' meeting. The Board of Management may decide on a shorter period of time.

(2) Voting rights may be exercised by a proxy. If neither a credit institution nor an association of shareholders is granted a proxy, the proxy must be granted in writing or by electronic means to be stipulated by the Corporation.

§17
Chairmanship of the Shareholders' Meeting

(1) The shareholders' meeting shall be chaired by the Chairman of the Supervisory Board or, in case of him being prevented, by another Supervisory Board member representing the shareholders to be determined by the Supervisory Board.

(2) The Chairman shall run the meeting. He shall determine the order of discussion of agenda items as well as the manner and order of voting.

§18
Passing Resolutions

(1) Each individual no par value share shall grant one vote in the shareholders' meeting.

(2) Resolutions shall, unless mandatory legal provisions stipulate otherwise, be passed by a simple majority of votes cast and, where the law prescribes a majority shareholding in addition to a majority vote, by a simple majority of share capital represented at such time as the resolution is passed.

---

*The provision, which deals with the transmission of the Shareholders' Meeting over the Internet will be incorporated after the Transparency and Disclosure Act has become effective.

VI. Annual Financial Statement and Appropriation of Profits

§19
Annual Financial Statement and Ordinary Shareholders' Meeting

(1) The Board of Management shall, in the first three months of the financial year, draw up and submit to the Supervisory Board the annual financial statement and the status report for the previous year. The Board of the Management must submit the proposal on appropriation of the net profit for the year to the Supervisory Board at the same time.

(2) After receipt of the report from the Supervisory Board the Board of Management shall convene without undue delay the ordinary shareholders' meeting which shall take place within the first eight months of each financial year. It shall rule on discharge of the Board of Management and the Supervisory Board, on the choice of auditor and on appropriation of the net profit for the year.

(3) The Board of Management and the Supervisory Board shall be empowered, at the time of adoption of the annual financial statement, to allocate to other reserves wholly or in part the profit for the year remaining after deduction of the amounts to be allocated to the legal reserves and of any loss carried forward. Allocating a larger part than half of the profit for the year shall not be permitted where the other reinvested earnings would exceed half of the share capital following allocation.

(4) The net profit for the year shall be distributed among the shareholders unless the shareholders' meeting rules on different appropriation.

VII. Commencement of Business

§20
Commencement of Business

Deutsche Telekom AG business shall commence on 1 January 1995. As from that date, Deutsche Bundespost TELEKOM acts shall be deemed pursued for the account of Deutsche Telekom AG.

VIII. Final provisions

§21
Authorization to change the wording of the Articles of Incorporation

The Supervisory Board is hereby authorized to make changes in the Articles of Incorporation that merely affect the wording. Moreover, it may bring the Articles of Incorporation into line with new statutory requirements that are binding on the Corporation without the need for a resolution by the Shareholders' Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: June 20, 2002

By:
Name: Rolf Ewenz-Sandten
Title: Vice President